June 25, 2008

VIA EDGAR:  DEF14A CORRESP

H. Christopher Owings, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           PG&E Corporation
Form 10-K for Fiscal year Ended December 31, 2007
Filed February 22, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2008
File No. 1-12609

Pacific Gas and Electric Company
Form 10-K for Fiscal year Ended December 31, 2007
Filed February 22, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2008
File No. 1-02348

Dear Mr. Owings:

As directed in your letter dated June 16, 2008, this letter sets forth PG&E Corporation’s and Pacific Gas and Electric Company’s (“Companies”) intended form of disclosure to include in future filings to comply with the comments made in your letter dated June 2, 2008, regarding the Compensation, Discussion and Analysis (“CD&A”) included in the Companies’ 2008 joint proxy statement (2008 Proxy Statement).  The final form of disclosure to be included in next year’s CD&A will be reviewed by the PG&E Corporation Compensation Committee and will reflect the applicable facts and circumstances for that year’s proxy statement.

In each case, the specific comment from the Staff is set forth in italics, along with the heading topic for the question.  The Companies’ response follows each question.

How did the Compensation Committee benchmark and establish the 2007 officer compensation program? (page 41)

Original Comment: On page 42, you indicate that you review the compensation practices of a general industry comparator group when assessing pay decisions for officers whose job scope and skill set are easily transferable to other industries, such as officers responsible for corporate support functions.  We note your disclosure that the companies were selected from your compensation consultant’s proprietary database focusing on 95 companies with annual revenues between $8 billion and $20 billion (with a median revenue of $11.6 billion and a market capitalization of $13.8 billion).  Please identify the companies in this group or tell us why you believe you need not disclose them.  Refer to Item 402(b)(2)(xvi) of Regulation S-K

H. Christopher Owings, Special Counsel
June 25, 2008

Follow up comment: Please provide us with your intended disclosure for future filings based in information for the above-referenced documents.

Response:

In future filings, the Companies intend to disclose the identity of the companies included in the general industry comparator group (or other comparator group that may be used in the future).  Depending on the number of companies included in the comparator group in the future, this disclosure may be made in the CD&A (similar to the manner in which the companies in the Pay Comparator Group and the Performance Comparator Group were disclosed on pages 41 and 42 of the 2008 Proxy Statement) or in an appendix to the proxy statement.  Using the language from the 2008 Proxy Statement, the revised disclosure would read substantially as follows:

For the 2007 Officer Compensation Program, the general industry comparator group of general industry companies was provided by the Committee’s consultant, Hewitt, and was taken from Hewitt’s proprietary executive compensation database focusing on 95 companies with annual revenues between $8 billion and $20 billion (with a median revenue of $11.6 billion and a market capitalization of $13.8 billion). This secondary market reference is reviewed when assessing pay decisions for officers whose job scope and skill set are easily transferable to other industries, such as officers responsible for corporate support functions.  A list of the 95 companies included in the general industry comparator group is included in an appendix to this Joint Proxy Statement.

The list of 95 companies included in the general industry comparator group is provided in the appendix to this letter.

What are the Primary Components of NEO Compensation Paid or Earned During 2007? (page 42)

Original Comment:  We note your disclosure on page 43 that “[t]he overall market position of executive officers’ base pay at PG&E Corporation and Pacific Gas and Electric Company, including base pay for the NEOs, is comparable to the [Pay Comparator Group] average at the time of benchmarking.”  Please indicate how close your officers’ base pay was to this average, or otherwise clarify your statement that your officers’ base pay was comparable.

Follow up comment: Please provide us with your intended disclosure for future filings based in information for the above-referenced documents.

Response:

Using the language from the 2008 Proxy Statement, the revised disclosure to clarify the statement that officer base pay is comparable would read substantially as follows:

Base Salary

Base salary is the fixed cash amount paid to an officer each year. The Committee aims to set base salary at levels that are competitive with the average base salary for comparable

H. Christopher Owings, Special Counsel
June 25, 2008

officers in the Pay Comparator Group, recognizing incumbent and job factors such as experience, scope of input, internal relations, time in positions, and past performance. Consistent with the Committee’s objective of tying a significant component of every NEO’s compensation directly to PG&E Corporation’s performance for shareholders through short-term and long-term incentives, base salary comprises only 16% to 40% of target NEO compensation, depending on officer level.

For 2007, the Committee approved a base salary increase budget of 4.0% intended to apply to each officer’s base salary adjustments, mid-year discretionary salary increases, and lump-sum payments. The comparative data showed that the companies in the Pay Comparator Group expected to provide officers a 3.8% average salary increase in 2007, and that those companies’ actual average salary increase in 2006 was 4.3 percent. With one exception, the market position of each of the NEOs’ base pay at PG&E Corporation and Pacific Gas and Electric Company relative to the appropriate benchmark job comparison is within a range of between 10% greater or lesser than the Pay Comparator Group average at the time of benchmarking.  The Committee believes that this level of comparability is appropriate and consistent with the pay philosophy.  There was insufficient comparative data for the position of Senior Vice President, Corporate Strategy and Development of PG&E Corporation, held by Rand L. Rosenberg.  In the absence of comparative data, Mr. Rosenberg’s base salary was set at a level consistent with the base salaries of the Chief Financial Officer and General Counsel, based upon factors such as scope of responsibility, organization impact, experience, and performance.

In connection with the Companies’ response to the Staff’s comments, each company acknowledges:

•	it is responsible for the adequacy and accuracy of its respective disclosures, as contained in the above-captioned filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at 415-267-7133.

Very truly yours,

HYUN PARK

HYUN PARK
Senior Vice President and General Counsel
PG&E Corporation

cc:           Peter A. Darbee, President and CEO, PG&E Corporation
William T. Morrow, President and CEO, Pacific Gas and Electric Company

APPENDIX

2006 General Industry Companies ($8B - $20B Revenue)
■ Air Products and Chemicals, Inc.
■ Allegheny Energy, Inc.
■ ALLTEL Corporation
■ Ameren Corporation
■ American Electric Power
■ American Standard Companies Inc.
■ Amgen Inc.
■ Anheuser-Busch Companies, Inc.
■ Arrow Electronics, Inc.
■ AstraZeneca
■ Automatic Data Processing, Inc.
■ Avon Products, Inc.
■ BASF Corporation
■ Baxter International Inc.
■ Bayer Corporation
■ Bristol-Myers Squibb Company
■ Burlington Northern Santa Fe Corporation
■ Case New Holland
■ CenterPoint Energy
■ CHS Inc.
■ CMS Energy Corporation
■ Colgate-Palmolive Company
■ ConAgra Foods, Inc.
■ Constellation Energy
■ Cox Enterprises, Inc.
■ CSX Corporation
■ Cummins, Inc.
■ Devon Energy Corporation
■ Dominion Resources, Inc.
■ DTE Energy Company
■ Eastman Kodak Company
■ Eaton Corporation
■ Edison International
■ Eli Lilly and Company
■ Emerson Electric Co.
■ Entergy Corporation
■ FirstEnergy Corp.
■ FPL Group Inc.
■ Freightliner LLC
■ General Mills, Inc.
■ The Goodyear Tire & Rubber Company
■ H. J. Heinz Company
■ Illinois Tool Works Inc.
■ Kellogg Company
■ Kimberly-Clark Corporation
■ Kinder Morgan Inc.
■ L-3 Communications Corporation
■ LVMH Moet Hennessy Louis Vuitton Inc

■ Marriott International, Inc.
■ Mars, Incorporated
■ Masco Corporation
■ Medtronic, Inc.
■ Mittal Steel USA Inc.
■ Nestle USA
■ NIKE, Inc.
■ NiSource Inc.
■ Northwest Airlines, Inc.
■ Occidental Petroleum Corporation
■ PACCAR Inc
■ Panasonic Corp of North America
■ Parker Hannifin Corporation
■ Pepco Holdings, Inc.
■ Phelps Dodge Corporation
■ Philip Morris USA
■ Philips Electronics Corporation
■ Pinnacle West Capital Corporation
■ PPG Industries, Inc.
■ PPL Corporation
■ PricewaterhouseCoopers LLP
■ Progress Energy, Inc.
■ Pulte Homes, Inc.
■ Qwest Communications
■ R. R. Donnelley & Sons Company
■ Reliant Energy, Inc.
■ Reynolds American Inc.
■ Sara Lee Corporation
■ Schering-Plough Corporation
■ Schlumberger Limited
■ Sempra Energy
■ Siemens
■ Solectron Corporation
■ Southern Company
■ Textron Inc.
■ The Thomson Corporation
■ Time Warner Cable
■ TXU Corp.
■ UAL Corporation
■ Unilever United States, Inc.
■ Union Pacific Railroad Co.
■ Visteon Corporation
■ Waste Management, Inc.
■ Whirlpool Corporation
■ The Williams Companies, Inc.
■ Wyeth
■ Xerox Corporation